UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

KEMET Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

488360108
(CUSIP Number)

K Equity, LLC
c/o Platinum Equity Advisors, LLC
360 North Crescent Drive
South Building
Beverly Hills, California 90210
(310) 712-1195

with a copy to:

Justin W. Chairman, Esq.
Morgan Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

September 11, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	488360108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

K Equity, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10.	SHARED DISPOSITIVE POWER

		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	488360108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

K Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	488360108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Platinum Equity Capital Partners II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	488360108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Platinum Equity Partners II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	488360108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Platinum Equity Investment Holdings II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	488360108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Platinum Equity, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	488360108

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tom Gores

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH	10	SHARED DISPOSITIVE POWER

		-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

ITEM 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Third Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as defined below) on July 10, 2009 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on December 20, 2010 and Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 31, 2011 (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided in this Third Amendment, all Items of the Schedule 13D remain unchanged.

ITEM 2.   Identity and Background.

Parts (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this Third Amendment, by adding the following:

This Third Amendment is being filed jointly by (i) K Equity, LLC, a Delaware limited liability company (“K Equity”), (ii) K Holdings, LLC, a Delaware limited liability company, (iii) Platinum Equity Capital Partners II, L.P., a Delaware limited partnership, (iv) Platinum Equity Partners II, LLC, a Delaware limited liability company, (v) Platinum Equity Investment Holdings II, LLC, a Delaware limited liability company, (vi) Platinum Equity, LLC, a Delaware limited liability company, and (vii) Tom Gores, an individual (collectively, the “Reporting Persons”).

ITEM 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Third Amendment, by adding the following:

The information in Item 6 of this Third Amendment is incorporated herein by reference.

ITEM 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Third Amendment, by adding the following:

The information in Item 6 of this Third Amendment is incorporated herein by reference.

ITEM 5.   Interests in Securities of the Issuer.

Parts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of this Third Amendment, by adding the following:

The information in Item 6 of this Third Amendment is incorporated herein by reference.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Third Amendment, by adding the following:

Additional Subsequent Events

On September 6, 2017, K Equity and the Company entered into an underwriting agreement (the “Underwriting Agreement”) with UBS Securities LLC (the “Underwriter”). Pursuant to the terms of the Underwriting Agreement, the Underwriter agreed to purchase from K Equity its common stock warrant, dated May 31, 2011, to purchase 8,416,814 shares of common stock of the Company (the “Warrant”).

Pursuant to the Underwriting Agreement, on September 11, 2017, K Equity sold the Warrant to the Underwriter for a price equal to $20.52 per share of underlying common stock of the Company. As a result of the foregoing sale of the Warrant to the Underwriter, K Equity no longer beneficially owns any shares of common stock of the Company on a post-sale basis.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text thereof, which is included as Exhibit 8 hereto, and is incorporated herein by reference.

ITEM 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Third Amendment, by adding the following:

Exhibit 8	Equity Underwriting Agreement, dated September 6, 2017, by and among K Equity, the Company and UBS Securities LLC (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by the Company with the SEC on September 8, 2017).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2017

K EQUITY, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

K HOLDINGS, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

PLATINUM EQUITY CAPITAL PARTNERS II, L.P.

By: PLATINUM EQUITY PARTNERS II, LLC, its general partner

By: PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY PARTNERS II, LLC By: PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS II, LLC

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Vice President and Treasurer

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
	Name:	Mary Ann Sigler
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

/s/ Tom Gores*
Tom Gores, individually

*By:	/s/ Mary Ann Sigler
Mary Ann Sigler, attorney-in-fact

Exhibit Index

Exhibit 8

Equity Underwriting Agreement, dated September 6, 2017, by and among K Equity, the Company and UBS Securities LLC (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by the Company with the SEC on September 8, 2017).